BB

04017197

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROFESSIONAL INVESTMENT SERVICES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 MAIN
(No. and Street)

WINFIELD (City) KANSAS (State) 67156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DON H. EHLING 620-221-9570
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BASSFORD, KENT RANDALL
(Name — if individual, state last, first, middle name)

800 MAIN PLACE, SUITE 301 (Address) WINFIELD, (City) KS (State) 67156 (Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DON H EHLING swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROFESSIONAL INVESTMENT SERVICES, INC as of DECEMBER 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Don H Ehling
Signature

PRESIDENT
Title

CATHERINE M. BOWMAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 7-10-2007

Catherine M Bowman
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENT R. BASSFORD
CERTIFIED PUBLIC ACCOUNTANT
800 Main Place
Winfield, Kansas 67156
(620) 221-6241

March 30, 2004

Professional Investment Services, Inc.
800 Main Place
Winfield, Kansas 67156

I have audited the statement of financial condition of Professional Investment Services, Inc. (an "S" Corporation) as of December 31, 2003, and the related statements of income, changes in stockholders equity and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as I considered necessary in the circumstances.

In my opinion, the financial statements examined by me present fairly the financial position of Professional Investment Services, Inc. at December 31, 2003, the result of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles. There are no liabilities subordinated to claims of general creditors.

Also, I have examined the supplementary schedules and in my opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Kent R. Bassford
Certified Public Accountant

ASSETS

Consolidated [0198] Unconsolidated [0199]

		Allowable	Non-Allowable	Total
1.	Cash	4,568 [0200]		4,568 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	30,062 [0295]		
	B. Other	27,518 [0300]	-0- [0550]	57,580 [0810]
3.	Receivables from non-customers	[0355]	6,000 [0600]	6,000 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		[0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
	A. Exempted securities			

	[0170]			
	B. Other securities			
	[0180]			
8.	Memberships in exchanges:			
	A. Owned, at market			
	[0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	[0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	2,600 [0680]	2,600 [0920]
11.	Other assets	[0535]	843 [0735]	843 [0930]
12.	TOTAL ASSETS	62,148 [0540]	9,443 [0740]	71,591 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	[1115]	[1305]	[1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	49,163 [1205]	-0- [1385]	49,163 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value: from outsiders [0990]		[1410]	[1720]
	C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
	1. from outsiders [1000]			

	2. Includes equity subordination (15c3-1(d)) of ____ [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20.	TOTAL LIABLITIES	49,163 [1230]	[1450]	49,163 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	29,140 [1792]
	C. Additional paid-in capital	15,453 [1793]
	D. Retained earnings	(22,165) [1794]
	E. Total	22,428 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	22,428 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	71,591 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/03 [3932] Period Ending 12/31/03 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	5,994 [3935]
	b.	Commissions on listed option transactions	-0- [3938]
	c.	All other securities commissions	152,416 [3939]
	d.	Total securities commissions	158,410 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		153,809 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		228,465 [3995]
9.	Total revenue		540,684 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		23,002 [4115]
12.	Commissions paid to other broker-dealers		427,862 [4140]
13.	Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses		14,000 [4195]
15.	Other expenses		88,713 [4100]
16.	Total expenses		553,577 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(12,893) [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(12,893) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) XX [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45123 [4335A]	SOUTHWEST SECURITIES INC [4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			22,428 [3480]
2.	Deduct ownership equity not allowable for Net Capital			-0- [3490]
3.	Total ownership equity qualified for Net Capital			22,428 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-0- [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	-0- [3525]
5.	Total capital and allowable subordinated liabilities			22,428 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		9,443 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	9,443 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions			12,985 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	[3740]
10. Net Capital			12,985 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	3,279 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	7,985 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	8,069 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			49,163 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	-0- [3830]
19. Total aggregate indebtedness			49,163 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 378 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % ____________ [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	N/A [4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	[4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			19,868 [4240]
	A.	Net income (loss)		(12,893) [4250]
	B.	Additions (includes non-conforming capital of	[4262])	15,453 [4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			22,428 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		N/A [4300]
	A.	Increases	N/A [4310]
	B.	Decreases	N/A [4320]
4.	Balance, end of period (From item 3520)		N/A [4330]

PROFESSIONAL INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Operations (Loss)	$	(12,893)
Add Items Not Requiring Cash Outlay Depreciation		1,991
Net (Increase) Decrease in Other Assets		-
Net (Increase) Decrease in Receivables		(5,054)
Net Increase (Decrease) in Accounts Payable		5,046
Net Cash Provided/(Used) by Operations	$	(10,910)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		15,453
NET INCREASE/ (DECREASE) IN CASH	$	4,543
CASH AT BEGINNING OF YEAR		25
CASH AT END OF YEAR	$	4,568

NOTE:

Total interest paid during the fiscal year ending December 31, 2003 was $0. The corporation is an "S" Corporation and pays no income taxes.

The accompanying notes to Financial Statements are an integral part of this statement.

PROFESSIONAL INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the company are as follows:

Operations- The company was formed September 23, 1983 and was operated as a sole proprietorship until the entity was incorporated as of October 1, 1984. The company is a non-clearing broker and as such does not handle any customer securities. All customer transactions are handled by Southwest Securities, Inc.

Accounting- The company maintains its books on a modified accrual method of accounting.

Cash & Cash equivalents consist of all savings accounts and checking accounts owned by Professional Investment Services, Inc.

2. CASH

Cash consists of the following:

Petty Cash	$	25.00
Cash in Bank		4,543.36
	$	4,568.36

3. RECEIVABLES

Receivables as of December 31, 2003 consist of the following:

Accounts Receivable	$	57,580
Accounts Receivable from Non-customers		6,000
	$	63,580

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Cost	Accumulated Depreciation	Book Value
Office Furniture and Equipment	$ 79,820	$ 78,929	$ 891
Leasehold Improv.	2,584	875	1,709
	$ 82,404	$ 79,804	$ 2,600

PROFESSIONAL INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2003

4. PROPERTY AND EQUIPMENT (Cont.)

The equipment is being depreciated under Various Methods using a 5 year life. Leasehold improvements are being amortized over 40 years using the straight-line method. Depreciation expense for the fiscal year ended December 31, 2003 was $1,991.00.

5. INCOME TAXES

Professional Investment Services, Inc. has elected to be taxed as a sub-chapter S corporation, therefore, no income taxes are accrued on the corporation since any liability for income taxes will be the liability of the stockholders.

6. ACCOUNTS PAYABLE

Accounts payable and accrued liabilities consist of the following:

Account Payable-Trade	$ 48,679.17
Accrued payroll taxes	483.70
	$ 49,162.87

7. RECONCILIATION WITH QUARTERLY REPORTS

	Net Earnings/(Loss	Owners Equity
As shown on quarterly Reports	$ 2,899	$ 22,767
Adjustment	(15,792)	(339)
As shown per Audit	$ (12,893)	$ 22,428

8. COMPENSATED ABSENCES PAYABLE

The amount of compensated absences payable cannot be reasonably estimated.

9. COMMON STOCK

100,000 shares common stock authorized with a par value of $1.00. 29,140 shares are issued and outstanding.

PROFESSIONAL INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2003

10. SIMPLIFIED EMPLOYEE PENSION

Professional Investment Services, Inc. set up Simplified Employee Pension plans for the year ended December 31, 1997. Benefits are 100% vested immediately. Contributions to the plan are at the discretion of the Board of Directors. Total contributions for FYE 12-31-03 were $1,057.54.

11. ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management.

12. FAIR MARKET VALUE DISCLOSURE

Accounts receivable and accounts payable account balances as of 12-31-03 approximate fair market value.

13. GOING CONCERN STATUS

It is very likely that the "going concern" status of Professional Investment Services, Inc. will be jeopardized if the arbitration hearing mentioned in Note 14 is successful for the claimant.

14. PENDING LITIGATION

Professional Investment Services, Inc. has an arbitration hearing before the NASD Dispute Resolution Board in San Diego, California. Morlyn W. Barrett is the claimant and is asking Professional Investments for payment of $22,729.98 in past due commissions, $10,000 punitive damages, interest and payment of fees and court costs.

Professional Investment Services, Inc. is engaged in another arbitration hearing involving a previous invester. The claimant has filed for damages of $48,000 plus attorney fees. At this time there is no basis for determining an actual liability.

15. LEASING AGREEMENT

Professional Investment Services, Inc. (PIS) has several operating leases. PIS is obligated on a month to month lease of $514.00 per month and another office lease for $135.00 per month. PIS also has a 24 month phone lease which is payable at $54.55 per month. In addition to these leases PIS leases all of its computers from Dell Computers. The term of this lease is from May 1, 2001 through May 16, 2004. The monthly lease payment is $235.69. The total obligation for the 36 month lease period is $8484.84.

PROFESSIONAL INVESTMENT SERVICES, INC.
MATERIAL FINDINGS
December 31, 2003

It is apparent that the accounting records of Professional Investment Services, Inc. are deficient in that they are not being maintained on a timely basis. This is apparent in note 7 to the financial statements which shows the reconciliation with the focus reports. There were obviously material discrepancies between the audited financials and the quarterly reports. It appears that the accounting tools are available to comply with timely reporting, however Mr. Ehling apparently does not have adequate time to see that timely bank reconciliations are performed. There was a large adjustment to cash in bank due to not having timely bank reconciliations. Some of the errors that affected the cash balances were directly attributed to the absence of pre-numbered checks. Mr. Ehling uses blank check stock and assigns his own numbers. This leads to a lack of control over his cash disbursements and results in duplicate check numbers. It also appears that Mr. Ehling will write checks for outstanding bills and then holds onto the check to be released at a later date. These checks are then misplaced and new checks are issued, but the misplaced checks are not voided nor are they on the outstanding check list. Obviously, This leads to large cash in bank adjustments.

My recommendations are as follows:

1. Mr. Ehling should use pre-numbered checks for all of his disbursements.
2. Mr. Ehling should consider out-sourcing his monthly bookkeeping services so that timely bank reconciliations are prepared
3. Mr. Ehling should never hold checks. He should not prepare checks for his vendors until he has adequate funds in his bank accounts to cover the checks.

While these are serious deficiencies in accounting controls, we did not qualify the opinion on these financial statements because we were able to satisfy ourselves that, after making many adjusting entries, these financial statements were fairly stated.

These findings were essentially the same as reported on the December 31, 2002, financial statements. However, since that report was just recently submitted, I am replicating those findings in the December 31, 2003, financial, since, to my knowledge, none of the recommendations have been acted upon as of the completion of the field work on this audit.

Kent R. Bassford, CPA
March 30, 2004

PROFESSIONAL INVESTMENT SERVICES, INC.

REPORT ON FINANCIAL STATEMENTS

December 31, 2003

Prepared By
KENT BASSFORD
Certified Public Accountant
Winfield, Kansas